August 27, 2007	Jacob Lee Direct Phone: (612) 672-8341 Direct Fax: (612) 642-8341 Jake.Lee@maslon.com

Via Federal Express

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, Mail Stop 6010
Washington, DC 20549

Re:	Velcera, Inc.
Registration Statement on Form SB-2 Amendment No. 2 filed August 14, 2007 File No. 333-142432

Dear Mr. Mancuso:

This letter constitutes Velcera, Inc.’s (“Velcera” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated August 23, 2007 (the “Comment Letter”) with respect to the Company’s filing with the Commission listed above.

Unaudited Condensed Financial Statements, page F-22:

1.
We note that you have recorded significant revenues in the second quarter. Based on your disclosures on page 19, it appears these revenues relate to the reimbursement of research and development expenses associated with your agreement with Novartis Animal Health. We also note your disclosures on page 23 of the registration statement. Please address the following:

•	Revise Note 1 to disclose the material terms of the agreement with Novartis Animal Health.
•
Revise Note 1 to disclose your revenue recognition policy as it relates to this agreement. In this regard, please explain to us why you believe it is appropriate to recognize “reimbursement of research and development expenses” as revenue in the period. Refer to SFAS 68.

•
In this regard, we note your disclosures on page 23 that you recorded these costs as revenue based on EITF 01-14. Tell us why you believe these expenses are “out-of-pocket expenses” as referred to in EITF 01-14. In this regard, please note the guidance in paragraph 1 of EITF 01-14, which provides examples of “out-of-pocket expenses.”

•
We note from your disclosures on page 4 that you received certain upfront license fees from Novartis, a portion of which are subject to forfeiture in the event of termination by either party. Tell us the total amount of upfront license fees you received from Novartis and how you determined the amount to record as revenues in the quarter. As appropriate, reconcile this with your previously disclosed revenue recognition policy, which states that you recognize upfront license fees ratably over the contract term.

•	Revise Note 1 to include disclosure of your accounting policy for unbilled revenue similar to your disclosure on page 23.

Russell Mancuso
August 27, 2007

RESPONSE:

With respect to the first bullet, in Amendment No. 2 to the SB-2 the Company disclosed the material terms of the License and Development Agreement with Novartis Animal Health (the “Novartis Agreement”) within Management’s Discussion and Analysis or Plan of Operation. The Company does not believe that the material terms of the Novartis Agreement need to be disclosed in the notes to its unaudited condensed financial statements for the 2nd quarter as they are already disclosed in the MD&A.

With respect to the second bullet, the revenue recognition policy as it relates to the Novartis Agreement was included in the filing under critical accounting policies within the MD&A. The Company respectfully requests that the Company not be required to amend this registration statement for this reason because the disclosure was made in the MD&A. The Company will include that disclosure in the notes to financial statements contained in future periodic filings made with the Commission.

With respect to the second and third bullets, the Company evaluated the Novartis Agreement under Statement of Financial Accounting Standards No. 68 (“SFAS 68”) and noted that SFAS 68 provides guidance for a Company’s obligation under an arrangement for the funding of its research and development by others. Under the Novartis Agreement, the Company has agreed to pay all out-of-pocket research and development costs on behalf of Novartis through August 1, 2007 and Novartis has agreed to reimburse the Company for those costs.

SFAS 68 requires that if the enterprise is obligated to repay any funds provided by the other party then the enterprise shall record a liability. The Company notes, with respect to the out-of-pocket costs funded by Novartis, there are no provisions in the Novartis Agreement to repay these funds. The Company reviewed the examples provided in paragraph 6 of SFAS 68 noting that the Novartis Agreement does not provide for guarantees, a requirement to purchase the technology or the issuance of debt or equity securities. In addition, the Company does not bear any risk of failure in the development program. The Company considered the examples provided in paragraph 8 of SFAS 68 and noted that there is no intent to repay these funds. There are no penalties under the Novartis Agreement. This is not a significant related party relationship and the Company has not essentially completed the project.

Based on the above review, the Company concluded that with respect to the above funds there was no obligation to repay any amount. In addition, paragraph 36 of SFAS 68 states, “Some respondents also requested the final Statement specify the accounting and reporting for contract revenues and costs under a research and development arrangement. Those issues relate to accounting and reporting for contracts in general, which is beyond the scope of this Statement.” Therefore, the Company believes it has accounted for the Novartis Agreement properly under the guidance provided by SFAS 68.

With respect to revenue recognition, in this arrangement where Novartis is funding the out-of-pocket research and development costs, the Company considered the pertinent accounting literature and noted the relevance of Emerging Issues Task Force Issue No. 01-14, “Income Statement Characterization of Reimbursements for Out-of-Pocket Expenses Incurred.” EITF 01-14 concludes that out-of-pocket expenses incurred should be characterized as revenue in the income statement and not as a reduction of expenses incurred. The Company notes that the Novartis Agreement provides that Novartis will reimburse the Company for all out-of-pocket costs associated with the development of the product by the Company prior to Novartis taking over the program on August 1, 2007. These out-of-pocket costs consist of research and development expenses directly from the Company’s vendors. The Company did note that there are examples provided in paragraph 1, but also noted that paragraph 1 notes that the list of examples was not all inclusive and that Novartis (the customer in this case) will reimburse the service provider for the actual amount of these expenses incurred, as specified in paragraph 1. Based on the nature of the Novartis Agreement, the nature of the costs and after careful consideration, the Company concluded the proper presentation of the reimbursement of out-of-pocket research and development costs was to include the reimbursement as revenue.

Russell Mancuso
August 27, 2007

After reaching this conclusion, the Company benchmarked its decision against other established reporting companies to ensure there has been a precedent set with respect to the accounting treatment. The Company noted numerous registrants that accounted for the reimbursement of research and development costs in the same manner. While these filings do not, in themselves create the support for the accounting treatment, they do show that the Company is not setting a precedent for treating  the reimbursement of research and development costs as revenue. The Company believes that the accounting treatment for these costs is properly presented in the financial statements.

With respect to the fourth bullet, the Company received an undisclosed amount of upfront fees from Novartis. The Company requests that the amount of upfront fees received from Novartis remain confidential, because the Company believes that disclosing such amount would give competitors and future business partners a competitive advantage over the Company, thereby causing the Company competitive harm. The Company recorded no revenue with respect to this upfront payment and deferred the entire amount. With respect to our revenue recognition policy, as of the end of the second quarter, the Company was still assisting Novartis during the transition period as evidenced by the reimbursement of the out-of-pocket costs above and therefore based on SAB-104 and certain interpretations of statements from the staff, the Company concluded that it had not performed all of the obligations with respect to the upfront fees and therefore should defer those until the obligations were fulfilled. At that time, the Company will begin to recognize revenue, net of any amount subject to forfeiture, ratably over the contract period. The amount subject to forfeiture will be recognized when all contingencies have been removed and ratably over the contract life in the event the contract is in effect.

With respect to the fifth bullet, please see the Company’s response to the second bullet as it pertains to revising the revenue recognition policy.

* * * *

Please feel free to contact me at (612) 672-8341should you have any further questions.

Sincerely,

/s/ Jacob Lee
Jacob Lee

cc:	Dennis F. Steadman
Matthew C. Hill